UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                                     April 30,
2020




Robert J. Wills
Chairman
CymaBay Therapeutics, Inc.
7575 Gateway Blvd., Suite 110
Newark, CA 94560

        Re:     CymaBay Therapeutics, Inc.
                PREC14A preliminary proxy statement filing made on Schedule 14A Filed on April 27, 2020 by CymaBay Therapeutics, Inc.
                File No. 001-36500

Dear Mr. Wills,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. The placeholder included for purposes of disclosing the record date continues to be blank.
   Rule 14a-13, by its terms, mandates that the registrant shall conduct the inquiry required by
   Rule 14a-13(a)(1) "at least 20 business days prior to the record date of the meeting of security holders." Please advise us how the registrant complied with, or intends to comply with, Rule 14a-13(a)(3).

2. Please advise us how the registrant intends to comply with the requirement to furnish the annual report before or together with the proxy statement as required by Rule 14a-3(b)(1).

3. Please advise us, with a view toward revised disclosure, the reason why a Table of Contents appears before the apparent first page of the proxy statement as defined in Rule 14a-1(g).
   Please note that neither the letter to stockholders nor the Notice are required disclosures under Schedule 14A, and therefore neither is part of the proxy statement as defined.
 Robert J. Wills
CymaBay Therapeutics Inc.
April 30, 2020
Page 2

What are broker non-votes?, page 7

4. Given that the solicitation is contested, please advise us of the legal basis upon which the registrant has relied to conclude that brokers might be eligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that "broker non-votes" could exist. See Item 21(b) of Schedule 14A

Item 1. Election of Directors, page 13

5. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Change in Control and Termination-Related Provisions, page 37

6. Please advise us, with a view toward revised disclosure, whether the election of three non-
   management director candidates to the registrant's five-member board of directors would constitute a change in control transaction under any of the registrant's governing documents such that payments of the type described in this section could be owed.

Form of Proxy

7. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any "such other business."

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions

cc: Brett White, Esq.